Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

April 5, 2019

VIA E-MAIL AND EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Argo Group International Holdings, Ltd. Amendment No. 1 to Preliminary Proxy Statement (PRRN14A) on Schedule 14A Filed April 4, 2019 by Voce Catalyst Partners LP, et al. File No. 001-15259

Dear Mr. Panos:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, “Voce”) and the other filing persons (together with Voce, the “Filing Persons”) we are responding to your letter dated April 4, 2019 (the “SEC Comment Letter”) in connection with the revised preliminary proxy statement on Schedule 14A filed on April 4, 2019 (the “Revised Preliminary Proxy Statement”) with respect to Argo Group International Holdings, Ltd. (“Argo” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a second revised preliminary proxy statement on Schedule 14A (the “Second Revised Preliminary Proxy Statement”). The Second Revised Preliminary Proxy Statement reflects revisions made to the Revised Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter, as well as other updating changes. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Preliminary Proxy Statement.

Schedule 14A

1. Rule 14a-6(d) and Item 1(b) of Schedule 14A together require that disclosure regarding the approximate date upon which the proxy statement and form of proxy are sent to security holders will be delivered appear on the first page of the proxy statement. Please revise.

Mr. Panos Page 2 April 5, 2019

The Filing Persons respectfully acknowledge the Staff’s comment and have updated their Second Revised Preliminary Proxy Statement to include, on the first page, the statement with the approximate date on which the proxy statement and form of proxy will be first sent or given to shareholders.

2. Please advise us how the participants have complied with Item 23 of Schedule 14A.

The Filing Persons respectfully acknowledge the Staff’s comment and direct the Staff to the Second Revised Preliminary Proxy Statement which includes a section called “HOUSEHOLDING OF PROXY MATERIALS,” in compliance with Item 23 of Schedule 14A:

The SEC has adopted rules that permit companies and intermediaries (such as brokers and banks) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. Some banks and brokers with account holders who are shareholders of the company may be householding our proxy materials.

A single copy of our proxy statement (and of the Company’s proxy statement and annual report) will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from one or more of the affected shareholders. Once you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your bank or broker and direct your request to our proxy solicitor, Okapi Partners LLC, 1212 Avenue of the Americas, New York, New York 10036, or telephone at (855) 305-0856 (toll free) or (212) 297-0720 (collect). Shareholders who currently receive multiple copies of this proxy statement at their address and would like to request householding of their communications should contact their bank or broker.

Appraisal/Dissenter Rights

3. Given that Argo is incorporated in Bermuda, please advise us, with a view toward revised disclosure, why the discussion of dissenters’ rights refers to Delaware law.

The Filing Persons respectfully acknowledge the Staff’s comment and have updated their Second Revised Preliminary Proxy Statement to state: “Shareholders of the Company will not have rights of appraisal or similar dissenters’ rights with respect to any of the matters identified in this Proxy Statement to be acted upon at the Annual Meeting.”

Mr. Panos Page 3 April 5, 2019

Proposals 9-12 | The Director Vacancy Proposals

4. Item 5(b)(1)(ii) of Schedule 14A requires, among other things, the disclosure of each participant’s “present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on.” Please disclose the address of: (1) Jardine Lloyd Thompson Group plc as it relates to the participant Nicholas C. Walsh and (2) the Committee for Economic Development as it relates to the participant Bernard C. Bailey.

The Filing Persons respectfully acknowledge the Staff’s comment and have updated their Second Revised Preliminary Proxy Statement to include the address for the Committee for Economic Development—1530 Wilson Blvd, Suite 400, Arlington, VA 22209—as it relates to the participant Bernard C. Bailey.   With regards to Nicholas C. Walsh, Mr. Walsh’s directorship role at Jardine Lloyd Thompson Group plc terminated as of April 1, 2019. We have updated the Second Revised Preliminary Proxy Statement to note that his role at Jardine Lloyd Thompson Group plc is no longer current. As Mr. Walsh is not currently employed, we believe our provision of his residential address is appropriate.

5. Item 5(b)(1)(vii) of Schedule 14A requires that if any part of the purchase price or market value of any registrant securities which the participant beneficially owns is represented by borrowed funds, that fact must be stated as well as the amount of indebtedness as of the last practicable date. We recognize, however, that pursuant to Rule 14a-5(a), negative responses in reply to the line item requirements of Schedule 14A need not be disclosed. Notwithstanding the permissibility of excluding negative responses from the disclosure, because the associated Schedule 13D filing indicates that common shares of Argo could be purchased with margin loans, please confirm for us that borrowed funds were not used to acquire any Argo shares held by the participants.

The Filing Persons respectfully acknowledge the Staff’s comment and hereby confirm that borrowed funds were not used in acquiring any of Filing Persons’ shares—this is true for all of Voce’s shares and all of the participant Nicholas C. Walsh’s shares.

***

Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford